BALANCED SOFTWARE, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

July 20, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Balanced Software, Inc.
Newark, DE

We have reviewed the accompanying balance sheet of Balanced Software, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 20, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BALANCED SOFTWARE, INC.
BALANCE SHEET
DECEMBER 31, 2016
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Related Party Payable	4,089
TOTAL SHAREHOLDERS' EQUITY	4,089

SHAREHOLDER'S EQUITY

Retained Earnings (Deficit)	(4,089)
TOTAL SHAREHOLDERS' EQUITY	(4,089)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

BALANCED SOFTWARE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Other Income and Expenses

Computer and Internet	1,642
Other Expense	1,426
Dues and Subscriptions	522
Business License and Fees	500

Net Income	$ (4,089)

BALANCED SOFTWARE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Net Income (Loss) For The Period	$	(4,089)
Cash Flows From Financing Activities		
Related Party Loan		4,089
Net Cash Flows From Financing Activities		4,089
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

BALANCED SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Balanced Software, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company provides custom computer programming services.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company's federal tax filing for 2016 will be subject to review by the Internal Revenue Service until 2020. The Company's Delaware Annual Report will be subject to review by that State until 2020.

The Company registered as a foreign entity in California subsequent to December 31, 2016.

Foreign Operations

The Company has a newly formed foreign subsidiary organized under the laws of the United Kingdom. In future periods, the Company's interest in the subsidiary will be accounted for using the equity method.

NOTE C- RELATED PARTY TRANSACTIONS

Expenses incurred by the founder of the Company in connection with its organization have been recognized as a Related Party Payable. Subsequent to December 31, 2016, this amount converted to equity in the Company.

NOTE D- EQUITY BASED COMPENSATION

In June of 2017, the Company adopted a Stock Option plan ("the Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company's business.

Under the Plan, 2,000,000 shares are authorized to be issued. The term of each option shall be term stated in the Option Agreement, provided that the term shall be no more than 10 years from the date of grant thereof or such shorter term as may be provided in the associated Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent shareholder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided by the Option Agreement.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 20, 2017, the date that the financial statements were available to be issued.